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                              April 5, 2021

       Sagi Niri
       Chief Financial Officer and Director
       Tremor International Ltd.
       Hashmonaim 121, 2nd Floor
       Tel Aviv, 6713328, Israel

                                                        Re: Tremor
International Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 11,
2021
                                                            CIK No. 0001849396

       Dear Mr. Niri:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 11, 2021

       Prospectus Summary, page 1

   1. Please revise to provide equal discussion about the full-year 2020 along with the full-year
                                                        2019 throughout the
filing. In this regard, we note you refer to results and information for the six-months ended
June 30, 2020 and the six-months ended December 31, 2020. Please balance these
discussions by including similar information for the full fiscal years.
   2. You disclose here and elsewhere in the document that you have over approximately 1,000 active customers.
However, we note from your disclosure on page 61 that actual active customers decreased
from 931 in 2019 to 889 in 2020. Please revise this disclosure to more accurately reflect
your total number of active users.
 Sagi Niri
FirstName   LastNameSagi
Tremor International  Ltd. Niri
Comapany
April       NameTremor International Ltd.
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
3. You disclose that you have approximately 1,500 publishers and 800 unique users. Please revise to define these terms, and to disclose the actual number of publishers and unique users for each period presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Other Operating Metrics, page 57

4. We note your discussion of CTV revenue and video revenue, including the percentage of total programmatic revenue that each represent. However, we note the sum of such revenues does not equal total programmatic revenue for either period. Further, we are unable to recalculate the disclosure on page 6 regarding video, CTV, and mobile video revenue as a percentage of total revenue from the information provided. Please revise to clarify how video, CTV, and mobile revenue relate to each other and to programmatic and performance revenue, as reported, and how you determined the various percentages and dollar amounts you disclose. Also, explain why you have chosen to disclose and discuss these two revenue streams separately from either your total revenue or your programmatic and performance revenues. Lastly, consider providing tabular disclosure showing the breakdown of these types of revenue to better clarify and support the various percentages and metrics you provide.
5. Your presentation of Net revenue includes an adjustment for programmatic media costs that are included in revenue in fiscal 2019. You also include adjustments for traffic acquisition costs to both fiscal 2019 and 2020. Similarly, you present non-IFRS cost of revenue, excluding the media costs in fiscal 2019. Please explain to us why you believe these non-IFRS measures do not substitute individually tailored revenue recognition and cost of revenue methods for IFRS measures or revise to remove such measures throughout your filing. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure
         Interpretations (C&DIs) and Rule 100(b) of Regulation G. Also, since your non-IFRS measures of Adjusted EBITDA Margin and Average net revenue per active customer use
         Net revenue in the calculations, these measures should be revised to comply with the non-
         GAAP guidance. Refer to Item 10(e)(4)(ii) of Regulation S-K. Similarly, your discussion of net revenue (including CTV and Video net revenue) and net revenue growth in the prospectus summary and elsewhere should be revised accordingly.
6.       Please reconcile your non-GAAP measure of adjusted EBITDA to the most directly
         comparable GAAP measure of net income. Refer to Question 103.02 of the non-GAAP
         C&DIs. Alternatively, consider changing the name of this measure to, for example, non-
         GAAP operating profit (loss). In this regard, it appears that you do not adjust this measure for interest expense or taxes, which are implied by the name "EBITDA."
7. We note you present Adjusted EBITDA Margin throughout the filing without presenting the most directly comparable IFRS measure of net profit margin with equal or greater prominence. Similarly, we note you include discussions of period-over-period changes in adjusted EBITDA without presenting a discussion of the most directly comparable IFRS measure with equal or greater prominence. Please revise your disclosures throughout the
 Sagi Niri
FirstName   LastNameSagi
Tremor International  Ltd. Niri
Comapany
April       NameTremor International Ltd.
       5, 2021
April 35, 2021 Page 3
Page
FirstName LastName
         filing as necessary. Refer to Question 102.10 of the Non-GAAP C&DIs and Item
         10(e)(1)(i)(A) of Regulation S-K.
8. We note you consider the non-IFRS measure Net cash to be a performance measure. As this is reconciled to cash and cash equivalents, an indicator of your liquidity, please explain further how you determined that this is a measure of your financial and operating performance and not a measure of your liquidity. Further, it appears that you have short-
         term interest bearing lease liabilities. Please explain why these are not excluded from this measure as the definition implies. Lastly, please clarify what this measure is intended to convey and revise to explain how this information is useful to investors. Refer to Item
         10(e)(i)(C) of Regulation S-K.
9. If you continue to include Net cash in your filing, please revise to present the most comparable IFRS measure with equal or greater prominence everywhere this measure is presented. Refer to Question 102.10 of the Non-GAAP C&DIs and Item 10(e)(1)(i)(A) of
         Regulation S-K. Further, revise to rename this measure as the title
Net cash    is similar to
         net cash as discussed in your Liquidity section and as shown on the face of your Statement of Cash Flows. Refer to Item 10(e)(ii)(E) of Regulation S-X.
Key Operating Metrics, page 61

10. Please revise to clarify how you define and calculate net revenue retention rate. In this regard, explain which of your revenue streams are considered to be "recurring" and therefore, factored into this metric. To the extent this measure is not based on all revenue streams, revise to explain why. Also, clarify what is meant by "revenue retained from existing customers in a defined period of time." For instance, disclose whether you start with revenue for all recurring revenue customers from a prior period end and compare that to revenue from the same set of customers as of the current period end and clarify what periods were used. Lastly, explain what this measure is intended to represent and whether customer attrition and/or renewal is reflected in such measure.
JOBS Act, page 74

11. You state that you have elected to take advantage of the extended transition period for new or revised accounting pronouncements. As IFRS does not have separate adoption dates for public and private companies, please explain further this election or revise your disclosures as necessary.
Description of Share Capital and Articles of Association
Exclusive Forum, page 113

12. We note that your forum selection provision identifies the federal district courts of the
         United States of America as the exclusive forum for claims arising under the Securities
         Act. Please revise here or in your risk factor section to highlight enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the
 Sagi Niri
FirstName   LastNameSagi
Tremor International  Ltd. Niri
Comapany
April       NameTremor International Ltd.
       5, 2021
April 45, 2021 Page 4
Page
FirstName LastName
         Securities Act or the rules and regulations thereunder. Additionally, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Notes to Consolidated Financial Statements
Note 3: Significant Accounting Policies
k. Revenue Recognition, page F-19

13. We note that prior to fiscal 2020 you recognized revenue from your Programmatic activities on a gross basis, and beginning in fiscal 2020 you began recognizing such revenue net of programmatic media costs. Please provide us with a detailed analysis of
         how you considered the guidance in paragraphs B34     B38 of IFRS 15
in determining that
         you were principal in these arrangements in fiscal 2019 and agent in fiscal 2020. At a minimum, ensure your response addresses the following:
             how the company   s manual operations in the execution process
impacted your
              analysis and the specific guidance considered;
             why the accounting changed in fiscal 2020 when the Rhythm acquisition was consummated in April 2019 and how integration of such business is relevant to your analysis;
             how the terms of each of your arrangements (both demand side supply side customers) support your accounting; and
             whether there were any changes in the terms of the arrangements from fiscal 2019 to fiscal 2020.
14. You state that you typically invoice buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Please revise to clarify how monetization is determined for each of your pricing solutions (e.g. percentage of spend, flat fees and CPM).
l. Classification of expenses, page F-21

15. We note you present a measure of gross profit on the face of your Statement of Operation and Other Comprehensive Income. Please clarify whether any amortization or depreciation expense directly attributable to cost of sales is included in gross profit. To the extent you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B.
Note 7. Intangible Assets, Net, page F-34

16. You state that your qualitative assessment during the years ended December 31, 2020, and
         2019, did not indicate that it is more likely than not that the fair value of its goodwill is less than the aggregate carrying amount. Please explain further your reference to a
         "qualitative assessment." Tell us how you considered the guidance in paragraphs 10 and
         90 of IAS 36 and specifically address how you determined the recoverable amount of the
 Sagi Niri
Tremor International Ltd.
April 5, 2021
Page 5
         cash-generating unit. Also, tell us when you perform your goodwill impairment analysis and confirm that such evaluation is done at the same time each year. Refer to IAS 36.96.
         Lastly, revise to include the disclosure required by IAS 36.134(a)-(f) or explain why you believe such disclosure in not necessary.
Exhibits

17. Please file your material leases, employment agreements, and deposit agreement between the registrant, the depositary and holders of the American Depositary Shares as exhibits to the registration statement. See Item 601(b)(4) and (10) of Regulation S-K.
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Brittany Ebbertt, Senior Staff Accountant, (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameSagi Niri                                    Sincerely,
Comapany NameTremor International Ltd.
                                                               Division of
Corporation Finance
April 5, 2021 Page 5                                           Office of
Technology
FirstName LastName